Exhibit 99.1

November 5, 2015

Press release

Turquoise Hill announces financial results and review of operations for the third quarter of 2015

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended September 30, 2015. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved a strong safety performance with an All Injury Frequency Rate of 0.31 per 200,000 hours worked for the nine months ended September 30, 2015.

•	Oyu Tolgoi recorded revenue of $431.7 million in Q3’15 on sales of 226,000 tonnes of concentrate, a 2.5% increase over Q2’15, reflecting higher sales volumes partially offset by lower copper prices.

•	Turquoise Hill reported income from continuing operations attributable to shareholders of $44.0 million.

•	In Q3’15, a non-cash charge of $76.4 million was recorded within operating expenses for provision against non-current ore stockpile inventory.

•	Turquoise Hill generated operating cash flow before interest and taxes of $171.7 million during Q3’15.

•	Oyu Tolgoi’s Q3’15 mine production was at record levels while concentrate produced and contained copper were on par with Q2’15 even considering the planned concentrator shutdown in July 2015.

•	During Q3’15, mined production increased 8.5% over Q2’15 due to shorter hauling routes and ongoing productivity initiatives.

•	Copper in concentrates for Q3’15 increased 1.3% due to higher head grades while gold in concentrates decreased 48.3% over Q2’15 due to slower than anticipated access to gold-rich ore.

•	Increased copper and gold production is expected in Q4’15 compared to Q3’15 as higher-grade ore is accessed in the open pit.

•	Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

•	In August 2015, Oyu Tolgoi filed revised schedules for the 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council.

•	Underground pre-start activities are underway in parallel with an update to the feasibility study capital estimate, which is expected to be completed in Q1’16.

•	Turquoise Hill continues to expect signing of project financing by the end of 2015 and the decision for underground construction in early Q2’16.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

•

Capital expenditure for 2015 is now expected to be approximately $120 million, of which approximately $115 million relates to sustaining capital, due to operational efficiencies, changes to the mine plan during the year and capital optimization.

•

Operating cash costs for 2015 are now expected to be approximately $900 million reflecting operational improvements throughout the year and excluding one-time costs related to the May 2015 underground agreement as well as pre-start costs for underground development.

•	Sales contracts have been signed for more than 80% of Oyu Tolgoi’s expected 2016 concentrate production.

•	In September 2015, Oyu Tolgoi surpassed 1.5 million tonnes of concentrate shipped.

•	Turquoise Hill’s cash and cash equivalents at September 30, 2015 were $1.3 billion.

FINANCIAL RESULTS

In Q3’15, the Company recorded net income attributable to owners of Turquoise Hill of $21.2 million or $0.01 per share compared with net loss of $94.0 million or ($0.05) per share in Q3’14, an increase of $115.2 million. The increase is mainly attributable to a $227.3 million non-cash impairment charge recorded in Q3’14 on reclassification of SouthGobi to assets held for sale. Operating cash flows before interest and taxes in Q3’15 were $171.7 million compared with $256.3 million in Q3’14, reflecting continued production and delivery cost improvements and effective working capital management, offset by the impact of lower commodity prices on sales revenue. Additions to property, plant and equipment, excluding adjustments relating to asset retirement obligations ($9.7 million), were $31.1 million in Q3’15 all of which related to sustaining capital activities including the tailing storage facility. Turquoise Hill’s cash and cash equivalents at September 30, 2015 were $1.3 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed pending resolution of matters with the Government of Mongolia. On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto announced the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan, which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project.

Preparation for underground development

Following the filing of revised schedules for the 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council in August 2015, pre-start activities are underway in parallel with an update to the capital estimate, which is expected to be completed in Q1’16. Pre-start activities include ramp-up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground lateral development mining activity. Care and maintenance activities have continued for Shaft #1, facilities and mobile equipment. Turquoise Hill expects the decision for underground construction in early Q2’16.

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The Company continues to expect signing of project financing by the end of 2015. In September 2015, the Government of Mongolia signed the request of the Multilateral Investment Guarantee Agency (MIGA) for host country approval (HCA) with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing. The signing of the HCA was a significant milestone in the project financing timeline. In October 2015, the project financing information circular was provided to the banking syndicate allowing for each institution’s respective internal consideration and approval.

Prior to the suspension in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

Q3’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a solid safety performance with an All Injury Frequency Rate of 0.31 per 200,000 hours worked for the nine months ended September 30, 2015.

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Key financial metrics for Q3’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 Months 2014	9 Months 2015	Full Year 2014
Revenue ($’000,000)	491.6	670.6	426.2	421.3	431.7	1,065.0	1,279.2	1,735.6
Concentrates sold (‘000 tonnes)	220.3	262.7	167.7	189.8	226.0	471.0	583.5	733.7
Revenue by metals in concentrates ($’000,000)
Copper	319.1	368.5	190.2	220.3	224.5	698.5	635.0	1,066.9
Gold	167.2	296.4	232.3	197.4	202.8	354.1	632.5	650.5
Silver	5.3	5.7	3.6	3.6	4.4	12.4	11.6	18.2
Cost of sales ($’000,000)	363.8	402.8	257.9	225.7	252.2	832.3	735.8	1,235.1
Production and delivery costs	243.6	279.5	173.9	147.4	159.4	570.3	480.7	849.8
Depreciation and depletion	120.2	123.3	83.9	78.2	92.8	262.0	254.9	385.3
Capitalized property, plant and equipment ($’000,000)[1]	38.3	25.7	30.4	36.4	31.1	133.0	97.9	158.7
Royalties	25.4	36.6	21.9	49.8	24.1	54.8	95.8	91.5
Unit costs ($ per pound of copper)**
C1			0.09	0.73	0.40		0.45	1.14
All-in sustaining			0.96	1.26	1.52		1.29	1.95

*

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in this MD&A should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.

**	Please refer to Section 14 – NON-GAAP MEASURES – on page 18 of this MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.
1.

Total additions for Q3’15 include an adjustment of $4.0 million, which reduced the carrying amount of underground evaluation costs capitalized in previous quarters to be in accordance with the Company’s accounting policy on the recognition of exploration and evaluation costs.

Revenue in Q3’15 increased 2.5% over Q2’15. Higher revenues reflect higher volumes of copper-gold concentrate sales, partially offset by a fall in copper prices. The Q3’15 mix of revenue by metals is the result of inventory with higher contained copper and gold drawn down during the quarter from concentrate produced in Q2’15. Gross margin at 41.6% for the quarter reduced from 46.4% in Q2’15 due to the effect of lower copper prices.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. A non-cash charge of $76.4 million was recorded in Q3’15, within operating expenses, for additional provision against non-current ore stockpiles, following re-estimation of realizable value to reflect lower copper and gold prices and updated assumptions for timing of processing.

Total additions capitalized to property, plant and equipment, on an accruals basis, for Q3’15 were $31.1 million (Q3’14: $38.3 million) all attributed to sustaining activities, including the tailings storage facility and deferred stripping. Total additions for Q3’15 include an adjustment of $4.0 million, which reduced the carrying amount of underground evaluation costs capitalized in previous quarters to be in accordance with the Company’s accounting policy on the recognition of exploration and evaluation costs.

Total cash operating costs at Oyu Tolgoi in Q3’15 were $222.5 million. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized and depreciated. During Q3’15, Oyu Tolgoi continued to improve and optimize operations in order to reduce costs across the mine’s operation.

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Oyu Tolgoi’s C1 costs in Q3’15 were $0.40 per pound, compared with $0.73 per pound in Q2’15. The decrease was mainly due to a $22.1 million charge in Q2’15 for settlement of amounts not previously paid or provided for in relation to Mongolian Tax assessments, following signature of the underground agreement on May 18, 2015, and a net reduction in inventory (excluding non-cash write-down) as sales volumes exceeded production. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies after ore from this zone is fed through the mill.

All-in sustaining costs in Q3’15 were $1.52 per pound, compared with $1.26 per pound in Q2’15. The increase was mainly due to a non-cash charge for additional provision against non-current ore stockpile partially offset by royalty expenses returning to regular operational levels following the Q2’15 adjustment upon signing of the underground agreement.

Key operational metrics for Q3’15 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 months 2014	9 months 2015	Full Year 2014
Open pit material mined (‘000 tonnes)	19,493	18,944	21,999	22,094	23,969	57,975	68,063	76,919
Ore treated (‘000 tonnes)	7,029	7,505	7,512	9,025	8,632	20,367	25,168	27,872
Average mill head grades:
Copper (%)	0.59	0.74	0.52	0.69	0.75	0.55	0.66	0.60
Gold (g/t)	0.80	1.46	0.48	1.09	0.56	0.64	0.73	0.86
Silver (g/t)	1.64	1.65	1.16	1.46	1.90	1.58	1.52	1.60
Concentrates produced (‘000 tonnes)	134.1	186.7	130.9	215.5	210.3	377.0	556.7	563.6
Average concentrate grade (% Cu)	27.3	26.9	25.7	25.6	26.6	26.0	26.0	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	36.6	50.3	33.6	55.3	56.0	98.2	144.9	148.4
Gold (‘000 ounces)	132	278	86	238	123	311	446	589
Silver (‘000 ounces)	216	286	184	297	388	608	869	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	53.6	67.6	42.1	46.3	58.2	118.3	146.5	185.8
Gold (‘000 ounces)	144	263	200	177	200	298	577	561
Silver (‘000 ounces)	323	383	219	250	334	710	798	1,093
Metal recovery (%)
Copper	89.3	90.7	86.8	88.6	86.4	88.4	87.3	89.1
Gold	74.8	78.6	71.6	75.6	76.4	75.0	74.4	76.6
Silver	58.6	71.6	65.4	70.6	73.0	58.8	69.6	62.3

Oyu Tolgoi’s Q3’15 mine production was at record levels while concentrate produced and contained copper was on par with Q2’15 even considering the planned concentrator shutdown in July. During Q3’15, mined production increased 8.5% over Q2’15 due to shorter hauling routes and ongoing productivity initiatives. Copper in concentrates for Q3’15 increased 1.3% due to higher head grades. Gold in concentrates for the quarter decreased 48.3% over Q2’15 due to slower than anticipated access to gold-rich ore.

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Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At September 30, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.8 billion, including accrued interest of $1.4 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. In Q3’15, Oyu Tolgoi repaid a total amount of $180.0 million with respect to these loans, including accrued interest of $57.9 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at September 30, 2015, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $214.9 million.

Operational outlook

Increased copper and gold production is expected in Q4’15 when compared to Q3’15 as higher-grade ore is anticipated to be accessed in the open pit.

Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015. The Company expects copper production to be at the top of the range while gold production is expected to be in the middle of the range.

Capital expenditure for 2015 is now expected to be approximately $120 million, of which approximately $115 million relates to sustaining capital. The Company previously expected capital expenditure of approximately $230 million, of which approximately $185 million related to sustaining capital. The reduction is the result of operational efficiencies, changes to the mine plan during the year and capital optimization.

Operating cash costs for 2015 are now expected to be approximately $900 million. The Company previously expected operating cash costs of approximately $1 billion. The reduction reflects changes from operational improvements throughout the year and excludes one-time costs related to the May 2015 underground agreement as well as pre-start costs for underground development.

Sales contracts have been signed for more than 80% of Oyu Tolgoi’s expected 2016 concentrate production.

Q3’15 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options; in particular looking for shallower targets. Historical datasets are added to and reinterpreted to enable future discovery.

SOUTHGOBI

On April 23, 2015, the Company completed sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited (NSI) at a price of C$0.35 per common share payable in cash, and on June 3, 2015 a further 1.7 million shares were sold to NSI at a price of C$0.35 per share. Half of the aggregate cash proceeds, representing C$8.5 million in total, were received at closing; the balance of approximately C$8.5 million was received on August 4, 2015.

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At September 30, 2015, Turquoise Hill owned 52.4 million SouthGobi common shares, representing approximately 21.3% of the issued and outstanding SouthGobi shares at that date. The carrying value of this interest at September 30, 2015 was $14.6 million based on the quoted share price.

At September 30, 2015, SouthGobi is classified as an investment in associate within assets held for sale in the Company’s financial statements.

OTHER EXPLORATION

Desk top studies, data compilation and detailed satellite imagery interpretation are in progress for an orbit area approximately surrounding Oyu Tolgoi. An induced polarization and magnetotellurics survey on Turquoise Hill’s Teregt licence (bordering the south of the Oyu Tolgoi licences) was conducted. The results have been analyzed and the interpretation downgraded the previous induced polarization targets. Additional soil and rock geochemical sampling has been done to test for shallow exploration targets. A service agreement is in place with Rio Tinto Holdings (Exploration), under which they provide exploration services to the Company. This agreement benefits Turquoise Hill by allowing access to Rio Tinto’s global expertise, knowledge base and skills.

CORPORATE ACTIVITIES

Management change

In September 2015, Turquoise Hill announced the resignation of Stewart Beckman, Senior Vice President, Operations and Technical Development, effective October 1, 2015 due to Mr. Beckman having accepted a new position within Rio Tinto. The Company is conducting a search for Mr. Beckman’s replacement, which will be announced in due course. Mr. Beckman will provide support in the interim to ensure a smooth transition.

NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ in some aspects from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

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Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

	Operating and unit costs
C1 costs (US$‘000)	September 30, 2015 (Three months)	June 30, 2015 (Three months)1.	March 31, 2015 (Three months)	September 30, 2015 (Nine months)
Production and delivery	159,375	147,446	173,944	480,765
Change in inventory	(17,075)	17,276	(36,827)	(36,626)
Other operating expenses	151,721	94,066	93,543	339,330
Less:
– Impairment / write-down of inventory	(76,448)	25,625	(16,381)	(67,203)
– Depreciation	(2,610)	(3,766)	(2,542)	(8,918)
Management services payment to Turquoise Hill	7,572	3,964	7,191	18,727

Cash operating costs	222,535	284,612	218,928	726,075
Cash operating costs: $/lb of copper produced	1.80	2.33	2.96	2.27
Adjustments to cash operating costs2.	33,736	5,120	23,760	62,616
Less: Gold and silver revenues	(207,199)	(200,994)	(235,920)	(644,113)

C1 costs (US$‘000)	49,072	88,738	6,768	144,578

C1 costs: $/lb of copper produced	0.40	0.73	0.09	0.45

All-in sustaining costs (US$‘000)
Corporate administration	2,899	5,797	3,502	12,198
Asset retirement expense	1,395	513	1,943	3,852
Royalty expenses	24,126	49,775	21,880	95,781
Non-current stockpile and stores write-down reversal	76,448	(25,625)	16,381	67,203
Other expenses	1,116	2,300	588	4,003
Sustaining cash capital including deferred stripping	32,792	32,498	20,283	85,573

All-in sustaining costs (US$000)	187,847	153,995	71,345	413,188

All-in sustaining costs: $/lb of copper produced	1.52	1.26	0.96	1.29

1.

C1 costs for the three months ended June 30, 2015 include applicable one-time charges and adjustments of $16.7 million, as a result of signing the Underground Mine Development and Financing Plan on May 18, 2015. Before recording these items, C1 costs were $72.0 million for the three month period ended June 30 and $0.59 per lb. of copper produced.

2.

Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30 2015	Jun-30 2015	Mar-31 2015	Dec-31 2014
Revenue
Copper-gold concentrate	$431.7	$421.3	$426.2	$670.6

Total revenue	$431.7	$421.3	$426.2	$670.6

Net income (loss) from continuing operations attributable to the Company	$44.0	$49.9	$67.1	$143.2
Income (loss) from discontinued operations attributable to the Company	(22.8)	(25.0)	29.1	(9.6)

Net income (loss) attributable to the Company	$21.2	$24.9	$96.2	$133.6

Basic income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.02	$0.03	$0.07
Discontinued operations	(0.01)	(0.01)	0.01	—

Total	$0.01	$0.01	$0.04	$0.07

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.02	$0.03	$0.07
Discontinued operations	(0.01)	(0.01)	0.01	—

Total	$0.01	$0.01	$0.04	$0.07

	Sep-30 2014	Jun-30 2014	Mar-31 2014	Dec-31 2013(a)
Revenue
Copper-gold concentrate	$491.6	$459.5	$113.9	$51.5

Total revenue	$491.6	$459.5	$113.9	$51.5

Net income (loss) from continuing operations attributable to the Company	$43.9	$20.1	$(9.4)	$242.2
Loss from discontinued operations attributable to the Company	(137.9)	(12.2)	(12.2)	(103.8)

Net income (loss) attributable to the Company	$(94.0)	$7.9	$(21.6)	$138.4

Basic income (loss) per share attributable to the Company
Continuing operations	$0.02	0.01	$(0.01)	$0.19
Discontinued operations	(0.07)	(0.01)	(0.01)	(0.08)

Total	$(0.05)	$—	$(0.02)	$0.11

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.01	$(0.01)	$0.19
Discontinued operations	(0.07)	(0.01)	(0.01)	(0.08)

Total	$(0.05)	$—	$(0.02)	$0.11

(a)	Financial information for 2015 and 2014 has been prepared under IFRS; financial information for 2013 was prepared under U.S. GAAP and has not been restated in the above table.

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email:   tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014.

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